INFOLOGIX, INC.

101 E. County Line Rd., Suite 210

Hatboro, Pennsylvania 19040

May 27, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Attention: Ms. Katherine Wray

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 4561

Washington, D.C. 20549

                Re:          InfoLogix, Inc.

                Registration Statements on Form S-3

                Filed May 6, 2008

                                                                File Nos. 333-147569 and 333-147758

Dear Ms. Wray:

                InfoLogix, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statements on Form S-3 (the “Registration Statements”) be accelerated to Thursday, May 29, 2008, at 11:00 a.m. or as soon thereafter as possible.

                Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, the Company acknowledges that such action does not foreclose the Commission from taking any action with respect to the Registration Statements.  The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements, and the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Please inform Scott B. Connolly of Drinker Biddle & Reath LLP at (215) 988-2812 when the Registration Statement is declared effective.

Very truly yours,

INFOLOGIX, INC.

By:	/s/ John A. Roberts
Name: John A. Roberts
Title: Chief Financial Officer

cc:           Stephen T. Burdumy

                Scott B. Connolly

                David T. Gulian